

SECURIT... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

SEC FILE NUMBER
8-50268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Salomon Grey Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

5430 LBJ Freeway, Suite 1626
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)


RECEIVED
DEC 01 2005

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Lishchynsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salomon Grey Financial Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


"OFFICIAL SEAL"
Mary J. Stelzner
Notary Public, State of Illinois
My Commission Expires 9/10/2009

Mary J. Stelzner - 11/30/05

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SALOMON GREY FINANCIAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2005

SALOMON GREY FINANCIAL CORPORATION

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1 - 2
STATEMENT OF FINANCIAL CONDITION		3 - 4
STATEMENT OF INCOME		5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		6
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		7
STATEMENT OF CASH FLOWS		8
NOTES TO FINANCIAL STATEMENTS		9 - 14
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	16 - 17
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	18
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		20 - 21



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Salomon Grey Financial Corporation

We have audited the accompanying statement of financial condition of Salomon Grey Financial Corporation as of September 30, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain information requested concerning litigation, claims and assessments from two of the Company's legal counsel. As discussed in Note 7 to the financial statements, the Company has been named as a defendant in various arbitration proceedings, administrative actions, and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State securities laws. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. The ultimate outcome of the arbitration proceedings, administrative actions, and lawsuits cannot presently be determined. Management is of the opinion that the ultimate outcome of these matters will not have a material impact on the Company's financial position. However, it was impracticable to extend our procedures sufficiently to satisfy ourselves as to the ultimate outcome of litigation, claims and assessments by means of other auditing procedures.

In our opinion, except for the effects of such adjustments and/or disclosures, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from three of the Company's outside legal counsel, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Grey Financial Corporation as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company incurred a substantial net loss for the year ended September 30, 2005 and has a net capital deficiency at September 30, 2005. Also, as discussed in the Note 7 to the financial statements, the Company is involved in various arbitration proceedings which claim substantial amounts of damages as a result of alleged violations of securities laws and other matters. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CF & Co., L.L.P.

Dallas, Texas
November 16, 2005

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2005

ASSETS

Cash	$ 98,281
Receivable from brokers-dealers and clearing organizations	1,581,182
Securities owned, at market value	2,799,001
Property and equipment, net of accumulated depreciation of $138,172	59,136
Other receivables	158,617
Deposits	8,805
	$ 4,705,022

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 242,384
Payable to brokers-dealers and clearing organizations	2,806,195
Commissions payable	1,082,781
Securities sold not yet purchased	336,090
Capital lease obligations	7,146
	4,474,596
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000,000 shares issued and outstanding	523,744
Retained earnings (deficit)	(293,318)
Total stockholder's equity	230,462
	$ 4,705,022

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2005

Revenues	
Commissions income	$ 15,532,290
Gains or losses on firm securities trading accounts	537,952
Other income	211,595
	16,281,837
Expenses	
Compensation and benefits	2,028,410
Commissions and clearance paid to all other brokers	12,333,236
Communications	518,599
Occupancy and equipment costs	231,632
Promotional costs	128,778
Regulatory fees and expenses	366,719
Other expenses	1,010,843
	16,618,217
Net loss before income tax	(336,380)
Provision for federal income tax refund	-0-
Net loss	$ (336,380)

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2005

	Common Stock	Retained Earnings (Deficit)	Total
Balances at October 1, 2004	$ 523,744	$ 43,062	$ 566,806
Net loss		(336,380)	(336,380)
Balances at September 30, 2005	$ 523,744	$ (293,318)	$ 230,426

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2005

Balance at October 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:	
Net loss	$ (336,380)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Depreciation	13,174
(Increase) decrease in assets:	
Receivable from brokers-dealers and clearing organizations	249,790
Securities owned	(2,869,932)
Federal income tax refund receivable	59,925
Other receivables	(123,356)
Deposits	(1,863)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(285,811)
Payable to brokers-dealers and clearing organizations	2,529,397
Commissions payable	139,464
Securities sold, not yet purchased	316,212
Net cash provided (used) by operating activities	(309,380)
Cash flows from investing activities:	
Purchases of property and equipment	(25,068)
Net cash provided (used) by investing activities	(25,068)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(334,448)
Cash at beginning of year	432,729
Cash at end of year	$ 98,281

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2005

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

Supplemental schedule of noncash investing and financing activities:

During the year, the Company purchased equipment costing $8,453 which was financed under a capital lease agreement.

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

Note 1 - Summary of Significant Accounting Policies

Salomon Grey Financial Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States of America.

The Company is 100% owned by Salomon Grey Financial Group, Inc. (the "Parent").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the correspondent broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market. Approximately 98% of the balance of securities owned is concentrated in Municipal Bonds. 100% of the balance of Securities sold, not yet purchased is concentrated in United States government securities.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income, including non-deductible officer life insurance premiums and meals and entertainment expenses, are non-deductible for tax reporting purposes.

SALOMON GREY FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2005 was $13,174, and is reflected in occupancy and equipment costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005, the Company had net capital deficit of approximately $(236,217) and net capital requirements of $100,000.

The Company had a material inadequacy in net capital as of September 30, 2005.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

At September 30, 2005, and at various times during the year then ended, the Company had cash balances in excess of federally insured limits of $100,000.

Note 5 - Related Party Transactions

The Company paid the Parent $78,500 for various administrative expenses incurred for the year ended September 30, 2005. This is reflected in other expenses.

The Company received commission income from various private placements of common stock which the majority stockholder of the Company holds an ownership interest. The Company earned $9,300 in commission income. The Company

Note 5 - Related Party Transactions, continued

pays consulting fees to various affiliated entities which totaled $399,525 for the year ended September 30, 2005 and are reflected in other expenses.

The Company wrote off bad debts of $32,616 from entities in which the Company's president holds ownership interests and is reflected in other expenses.

The Company paid $28,757 to a former shareholder/officer pursuant to a consulting agreement that expired January 31, 2005, and is reflected in other expenses.

Note 6 - Leases Commitments

The following is an analysis of leased property under capital leases:

Computer equipment	$ 8,454
Less: accumulated amortization	1,308
	$ 7,146

Amortization of the lease property is included in depreciation expense.

The following is a schedule by years of future minimum rental payments required under capital leases with the present value of the net minimum lease payments as of September 30, 2005.

Year Ending September 30,	
2006	$ 1,688
2007	2,107
2008	2,649
2009	1,158
	7,602
Less: amount representing interest	(456)
Present value of net minimum lease payments	$ 7,146

Note 6 - Leases Commitments, continued

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending September 30,	
2006	$ 139,153
2007	138,978
2008	138,978
2009	138,978
2010	34,745
	$ 590,832

Rental expense for the year ended September 30, 2005 was $144,125 and is reflected in occupancy and equipment costs.

Note 7 - Commitments and Contingencies

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State securities laws and claim unspecified damages. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Going Concern

As shown in the financial statements, the Company has incurred a substantial loss and is in net capital violation at September 30, 2005. In addition the Company is named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State securities laws. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 9 - Subsequent Events

Effective October 18, 2005, the Board of Directors of Salomon Grey Financial Group, Inc. authorized the issuance and sale of 1,259,920 shares of common stock for $300,000 (24.9% of the Company), to RoBar LLC. These funds were received by the Company on October 19, 2005.

In October, 2005 the Company submitted for approval to NASD Regulation, Inc. subordination agreements for $100,000. The Company received notification on October 31, 2005 that NASD Regulation, Inc. had found the agreements acceptable as satisfactory subordination agreements.

Subordinated borrowings are covered by agreements approved by the NASD Regulations, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2005

Schedule I

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 230,426
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		230,426
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 59,136	
Other receivables	158,617	
Deposits	8,804	(226,557)
Net capital before haircuts on securities positions		3,869
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(200,157)
Undue concentration		(39,929)
Net capital (deficit)		$ (236,217)

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 242,384
Commissions payable	1,082,781
Other liabilities	7,146
Total aggregate indebtedness	$ 1,332,311

Schedule I (continued)

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 88,865
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in deficit of required minimum	$ (336,217)
Excess net capital at 1000%	$ N/A
Ratio: aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ (133,083)
Increase (decrease) due to adjustments for:	
Increase in accounts payable and accrued expenses	(157,678)
Increase in capital lease obligations	(7,146)
Reduction in undue concentration	61,690
Net capital (loss) per audited report	$ (236,217)

Schedule II

SALOMON GREY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.
Legent Clearing, LLC
Sterne Agee Capital Markets, Inc.
North American Clearing, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Salomon Grey Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Salomon Grey Financial Corporation (the "Company"), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Salomon Grey Financial Corporation for the year ended September 30, 2005, and this report does not affect our report thereon dated November 16, 2005. The Company understated its liabilities during the month of September, 2005 by approximately $164,824 and failed to maintain its inventories of securities at a level that the related haircuts would not effect its compliance with the net capital rules. The Company is implementing corrective actions as follows:

1. Increasing net capital through the injection of additional cash and subordinated debt agreements.
2. Strengthening its accounting procedures for accrued liabilities.

We were unable to determine if these procedures will be adequate to insure compliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
November 16, 2005